May 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	Medigus Ltd. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

Filed on May 11, 2020

File No. 333-238162

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effectiveness of the registration statement on Form F-3 (File No. 333-238162) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 08:30 a.m., Eastern Time, on May 15, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by email to our counsel, Meitar Law Offices, by emailing Dr. Shachar Hadar, Esq. at shacharh@meitar.com.

Sincerely,

/s/ Liron Carmel
Liron Carmel
Chief Executive Officer
Medigus Ltd.